
03023756

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

中国电信股份有限公司

(Exact name of registrant as specified in charter)

China Telecom Corporation Limited

(Translation of registrant's name into English)

31 Jinrong Street
Beijing, China 100032

(Address of principal executive offices)

0001191255

(Registrant CIK number)

Form 20-F for the Fiscal Year Ended December 31, 2002

(Electronic report, schedule or registration statement of which the documents are a part)

1-31517

(SEC file number, if available)

N/A

(Name of Person filing the Document (If other than the Registrant)

EXHIBITS

Exhibit Number		Page
1.	Articles of Association	4

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beijing, China.

CHINA TELECOM CORPORATION LIMITED

Date: June 30, 2003

By: 

Name: Zhou Deqiang

Title: Chairman and Chief Executive Officer

Exhibit 1

中国电信股份有限公司

章　程

（二〇〇三年六月二十日经公司股东大会决议通过）

目　录

章目	标题	页码
第一章	总则	3
第二章	经营宗旨和范围	5
第三章	股份和注册资本	5
第四章	减资和购回股份	8
第五章	购买公司股份的财务资助	10
第六章	股票和股东名册	11
第七章	股东的权利和义务	15
第八章	股东大会	17
第九章	类别股东表决的特别程序	24
第十章	董事会	26
第十一章	公司董事会秘书	30
第十二章	公司经理	32
第十三章	监事会	33
第十四章	公司董事监事经理和其他高级管理人员的资格和义务	34
第十五章	财务会计制度与利润分配	40
第十六章	会计师事务所的聘任	43
第十七章	公司的合并与分立	45
第十八章	公司解散和清算	46
第十九章	公司章程的修订程序	48
第二十章	通知	48
第二十一章	争议的解决	48
第二十二章	附则	49

注：在章程条款旁注中，**《必备条款》**指原国务院证券委与原国家体改委联合颁布的《到境外上市公司章程必备条款》，**《上市规则》**指香港联交所颁布的《上市规则》，**"证监海函"**指中国证监会海外上市部与原国家体改委生产体制司联合颁布的《关于到香港上市公司对公司章程作补充修改的意见的函》(证监海函[1995]1 号)，**《意见》**指国家经贸委与中国证监会联合颁布的《关于进一步促进境外上市公司规范运作和深化改革的意见》，**《秘书工作指引》**指中国证监会颁布的《境外上市公司董事会秘书工作指引》。

6

中国电信股份有限公司
章 程

《上市规则》
附录13d第1节(a)

第一章 总 则

第一条 中国电信股份有限公司（简称“公司”）系依照《中华人民共和国公司法》（简称“《公司法》”）、《国务院关于股份有限公司境外募集股份及上市的特别规定》（简称“《特别规定》”）和国家其他有关法律、行政法规成立的股份有限公司。

《必备条款》第1条

公司经国家经济贸易委员会国经贸企改[2002]656号文件批准，以发起方式设立，于2002年9月10日在中华人民共和国国家工商行政管理总局注册登记，取得公司营业执照。公司的营业执照号码为：1000001003712。

公司的发起人为中国电信集团公司。

第二条 公司注册名称：中文：中国电信股份有限公司

英文：China Telecom Corporation Limited

《必备条款》第2条

第三条 公司住所：中国北京市西城区金融大街31号。

《必备条款》第3条

邮政编码：100032
电　　话：6642-8166
传　　真：6641-5280

第四条 公司的法定代表人是公司董事长。

《必备条款》第4条

第五条 公司为永久存续的股份有限公司。

《必备条款》第5条

公司股东对公司的权利和责任以其持有的股份份额为限，公司以其全部资产对公司的债务承担责任。

公司为独立法人，受中华人民共和国法律、行政法规的管辖和保护。

第六条　公司依据《公司法》、《特别规定》、《到境外上市公司章程必备条款》（简称"《必备条款》"）和国家其他法律、行政法规的有关规定，于二〇〇三年六月二十日经公司股东大会决议通过，对原有公司章程（简称"原公司章程"）作了修订，制定本公司章程（或称"公司章程"及"本章程"）。

第七条　原公司章程已在公司登记注册之日起生效。

《必备条款》第6条

本章程经公司股东大会特别决议通过及国务院授权的公司审批部门批准后生效。本公司章程生效后，原公司章程由本公司章程替代。

第八条　自公司章程生效之日起，公司章程即成为规范公司的组织与行为、公司与股东之间、股东与股东之间权利义务的，具有法律约束力的文件。

《必备条款》第6条

第九条　公司章程对公司及其股东、董事、监事、经理和其他高级管理人员均有约束力；前述人员均可以依据公司章程提出与公司事宜有关的权利主张。

《必备条款》第7条

在不违反本章程第二十一章规定的情况下，股东可以依据公司章程起诉公司；公司可以依据公司章程起诉股东；股东可以依据公司章程起诉股东；股东可以依据公司章程起诉公司的董事、监事、经理和其他高级管理人员。

前款所称起诉，包括向法院提起诉讼或者向仲裁机构申请仲裁。

第十条　公司可以向其他有限责任公司、股份有限公司投资，并以该出资额为限对所投资公司承担责任。

《必备条款》第8条

公司不得成为其他营利性组织的无限责任股东。

经国务院授权的公司审批部门批准，公司可以根据经营管理的需要，按照《公司法》第十二条第二款所述控股公司运作。

第十一条 在遵守中国法律、行政法规的前提下，公司有融资权，包括（但不限于）借款、发行公司债券等，公司亦有抵押或质押其财产的权力。

第二章 经营宗旨和范围

第十二条 公司经营宗旨为：遵守国家法律、法规，以市场为导向，积极采用先进的通信技术，发展电信及信息业务；加强管理，提高服务质量；为社会提供快捷、方便、准确的通信服务，满足社会需要；提高企业的效益，增强企业的竞争实力，为股东创造利润。

《必备条款》第9条

第十三条 公司的经营范围以公司登记机关核准的项目为准。

《必备条款》第10条

公司经营范围：上海、广东、江苏、浙江四省（直辖市）范围内的国内固定电信网络与设施（含本地无线环路）业务；基于固定电信网络的话音、数据、图像及多媒体通信与信息服务；按国家规定进行国际电信业务的对外结算；经营与通信及信息业务相关的系统集成、技术开发、技术服务、信息咨询、设备生产、销售和设计与施工。

第十四条 公司根据业务发展需要，可设子公司(100%控股)、控股子公司、分公司、代表处等分支机构。

公司根据业务发展需要，经有关政府机关批准，可适时调整经营范围和方式，并在境外及香港、澳门特别行政区、台湾地区设立分支机构 （不论是否控股拥有）和/或办事处。

第三章 股份和注册资本

第十五条 公司在任何时候均设置普通股。公司发行的普通股，包括内资股和外资股股份。公司根据需要，经国务院授权的公司审批部门批准，可以设置其他种类的股份。

《必备条款》第11条
《上市规则》附录3第9条

第十六条 公司发行的股票，均为有面值股票，每股面值人民币一元。

《必备条款》第12条

前款所称人民币，是指中华人民共和国的法定货币。

第十七条 经国务院证券主管机构批准，公司可以向境内投资人和境外投资人发行股票。

《必备条款》第13条

前款所称境外投资人是指认购公司发行股份的外国和香港、澳门、台湾地区的投资人；境内投资人是指认购公司发行股份的，除前述地区以外的中华人民共和国境内的投资人。

第十八条 公司向境内投资人发行的以人民币认购的股份，称为内资股。公司向境外投资人发行的以外币认购的股份，称为外资股。外资股在境外上市的，称为境外上市外资股。内资股股东和境外上市外资股股东同是普通股股东，拥有相同的义务和权利。

《必备条款》第14条 《上市规则》附录3第9条

前款所称外币，是指国家外汇主管部门认可的、可以用来向公司缴付股款的、人民币以外的其他国家或者地区的法定货币。

第十九条 公司发行的在香港上市的外资股，简称为H股。H股指获香港联合交易所有限公司（简称"香港联交所"）批准上市、以人民币标明股票面值、以港币认购和进行交易的股票。

第二十条 经国务院授权的公司审批部门批准，公司发行的普通股总数为75,614,186,503股，其中成立时向发起人发行68,317,270,803股，占公司发行的普通股总数的90.35 %。

《必备条款》第15条

第二十一条 公司成立后发行普通股为7,296,915,700股，均为境外上市外资股（H股）;公司国有股东授权代表单位中国电信集团公司、广东省广晟资产经营有限公司、江苏省国信资产管理集团有限公司和浙江省财务开发公司将在公司此次境外上市外资股增资发行中减持其持有的公司股份共730,494,300股，减持后该等股份均变为境外上市外资股（H股）。公司股份中境外上市外资股（H股）的总数为8,027,410,000股，占公司发行的普通股总数的比例为10.62%。

《必备条款》第16条 《上市规则》附录3第9条

公司股本结构为：普通股75,614,186,503股，其中发起人中国电信集团公司持有58,809,120,182股，占公司发行的普通股总数的比例为77.78%;其他内资股股东：广东省广晟资产经营有限公司持有5,658,608,387股，占公司发行普通股总数的比例为7.48%；江苏省国信资产管理集团有限公司持有964,621,836股，占公司发行普通股总数的比例为1.27%，浙江省财务开发公司持有2,154,426,098股，占公司发行普通股总数的比例为2.85%; 境外上市外资股（H股）股东持有8,027,410,000股，占公司发行普通股总数的比例为10.62%。

第二十二条　经国务院证券监督管理机构批准的公司发行境外上市外资股和内资股的计划，公司董事会可以作出分别发行的实施安排。　《必备条款》第17条

公司依照前款规定分别发行境外上市外资股和内资股的计划，可以自中国证券监督管理委员会（简称“中国证监会”）批准之日起15个月内分别实施。

第二十三条　公司在发行计划确定的股份总数内，分别发行境外上市外资股和内资股的，应当分别一次募足；有特殊情况不能一次募足的，经中国证监会批准，也可以分次发行。　《必备条款》第18条

第二十四条　公司的注册资本为人民币75,614,186,503元。　《必备条款》第19条

第二十五条　公司根据经营和发展的需要，可以按照公司章程的有关规定批准增加资本。　《必备条款》第20条

公司增加资本可以采取下列方式：
（一）向非特定投资人募集新股；
（二）向现有股东配售新股；
（三）向现有股东派送新股；
（四）法律、行政法规许可的其他方式。

公司增资发行新股，按照公司章程的规定批准后，根据国家有关法律、行政法规规定的程序办理。

第二十六条　除法律、行政法规另有规定外，公司股份可以自由转让，并不附带任何留置权。

《必备条款》第21条
《上市规则》附录3第1(2)条

第四章　减资和购回股份

第二十七条　根据公司章程的规定，公司可以减少其注册资本。

《必备条款》第22条

第二十八条　公司减少注册资本时，必须编制资产负债表及财产清单。

《必备条款》第23条

公司应当自作出减少注册资本决议之日起10日内通知债权人，并于30日内在报纸上至少公告三次。债权人自接到通知书之日起30日内，未接到通知书的自第一次公告之日起90日内，有权要求公司清偿债务或者提供相应的偿债担保。

公司减少资本后的注册资本，不得低于法定的最低限额。

第二十九条　公司在下列情况下，可以经公司章程规定的程序通过，报国家有关主管机构批准，购回其发行在外的股份：

《必备条款》第24条

（一）为减少公司资本而注销股份；
（二）与持有本公司股票的其他公司合并；
（三）法律、行政法规许可的其他情况。

公司购回其发行在外的股份时应当按第三十条至第三十三条的规定办理。

第三十条　公司经国家有关主管机构批准购回股份，可以下列方式之一进行：

《必备条款》第25条

（一）向全体股东按照相同比例发出购回要约；
（二）在证券交易所通过公开交易方式购回；

《上市规则》附录3第8(2)条

（三）在证券交易所外以协议方式购回。

第三十一条　公司在证券交易所外以协议方式购回股份时，应当事先经股东大会按公司章程的规定批准。经股东大会以同一方式事先批准，公司可以解除或改变经前述方式已订立的合同，或者放弃其合同中的任何权利。

《必备条款》第26条

前款所称购回股份的合同，包括（但不限于）同意承担购回股份义务和取得购回股份权利的协议。

公司不得转让购回其股份的合同或者合同中规定的任何权利。

第三十二条　公司依法购回股份后，应当在法律、行政法规规定的期限内，注销该部分股份，并向原公司登记机关申请办理注册资本变更登记。

《必备条款》第27条

被注销股份的票面总值应当从公司的注册资本中核减。

第三十三条　除非公司已经进入清算阶段，公司购回其发行在外的股份，应当遵守下列规定：

《必备条款》第28条

《上市规则》附录3第8条

（一）公司以面值价格购回股份的，其款项应当从公司的可分配利润账面余额、为购回旧股而发行的新股所得中减除；

（二）公司以高于面值价格购回股份的，相当于面值的部分从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；高出面值的部分，按照下述办法办理：

(1) 购回的股份是以面值价格发行的，从公司的可分配利润帐面余额中减除；

(2) 购回的股份是以高于面值的价格发行的，从公司的可分配利润账面余额、为购回旧股而发行的新股所得中减除；但是从发行新股所得中减除的金额，不得超过购回的旧股发行时所得的溢价总额，也不得超过购回时公司资本公积金帐户上的金额（包括发行新股的溢价金额）；

（三）公司为下列用途所支付的款项，应当从公司的可分配的利润中支出：

(1) 取得购回其股份的购回权；

(2) 变更购回其股份的合同；

(3) 解除其在购回其股份合同中的义务。

（四）被注销股份的票面总值根据有关规定从公司的注册资本中核减后，从可分配的利润中减除的用于购回股份面值部分的金额，应当计入公司的资本公积金帐户中。

第五章　　购买公司股份的财务资助

第三十四条　公司或者其子公司在任何时候均不应当以任何方式，对购买或者拟购买公司股份的人提供任何财务资助。前述购买公司股份的人，包括因购买公司股份而直接或者间接承担义务的人。

《必备条款》第29条

公司或者其子公司在任何时候均不应当以任何方式，为减少或者解除前述义务人的义务向其提供财务资助。

本条规定不适用于本章第三十六条所述的情形。

第三十五条　本章所称财务资助，包括（但不限于）下列方式：

《必备条款》第30条

（一）馈赠；
（二）担保（包括由保证人承担责任或者提供财产以保证义务人履行义务）、补偿（但是不包括因公司本身的过错所引起的补偿）、解除或者放弃权利；
（三）提供贷款或者订立由公司先于他方履行义务的合同，以及该贷款、合同当事方的变更和该贷款、合同中权利的转让等；
（四）公司在无力偿还债务、没有净资产或者将会导致净资产大幅度减少的情形下，以任何其他方式提供的财务资助。

本章所称承担义务，包括义务人因订立合同或者作出安排（不论该合同或者安排是否可以强制执行，也不论是由其个人或者与任何其他人共同承担），或者以任何其他方式改变了其财务状况而承担义务。

第三十六条　下列行为不视为本章第三十四条禁止的行为：

《必备条款》第31条

（一）公司所提供的有关财务资助是诚实地为了公司利益，并且该项财务资助的主要目的并不是为购买本公司股份，或者该项财务资助是公司某项总计划中附带的一部分；
（二）公司依法以其财产作为股利进行分配；
（三）以股份的形式分配股利；
（四）依据公司章程减少注册资本、购回股份、调整股权结构等；
（五）公司在其经营范围内，为其正常的业务活动提供贷款（但

是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的）；

（六）公司为职工持股计划提供款项（但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的）。

第六章　股票和股东名册

第三十七条　公司股票采用记名式。

《必备条款》第32条

公司股票应当载明下列主要事项：

（一）公司名称；

（二）公司登记成立的日期；

（三）股票种类、票面金额及代表的股份数；

（四）股票的编号；

（五）《公司法》、《特别规定》以及公司股票上市的证券交易所要求载明的其他事项。

第三十八条　公司股票可按有关法律、行政法规和本章程的规定转让、赠与、继承和抵押。

《上市规则》附录3第1(1)条

股票的转让和转移，需到公司委托的股票登记机构办理登记。

第三十九条　股票由董事长签署。公司股票上市的证券交易所要求公司其他高级管理人员签署的，还应当由其他有关高级管理人员签署。股票经加盖公司印章（包括公司证券印章）后生效。在股票上加盖公司印章或公司证券印章应当有董事会的授权。公司董事长或者其他有关高级管理人员在股票上的签字也可以采取印刷形式。

《必备条款》第33条 "证监海函"第1条 《上市规则》附录3第2(1)条

第四十条　公司应当设立股东名册，登记以下事项：

《必备条款》第34条

（一）各股东的姓名（名称）、地址（住所）、职业或性质；

（二）各股东所持股份的类别及其数量；

（三）各股东所持股份已付或应付的款项；

（四）各股东所持股份的编号；

（五）各股东登记为股东的日期；

（六）各股东终止为股东的日期。

股东名册为证明股东持有公司股份的充分证据；但是有相反证据

的除外。

第四十一条 公司可以依据国务院证券主管机构与境外证券监管机构达成的谅解、协议，将境外上市外资股股东名册存放在境外，并委托境外代理机构管理。在香港上市的公司的境外上市外资股股东名册正本的存放地为香港。

《必备条款》第35条 "证监海函"第2条 《上市规则》附录13d第1节(b)

公司应当将境外上市外资股股东名册的副本备置于公司住所；受委托的境外代理机构应当随时维持境外上市外资股股东名册正、副本的一致性。

境外上市外资股股东名册正、副本的记载不一致时，以正本为准。

第四十二条 公司应当保存有完整的股东名册。

《必备条款》第36条

股东名册包括下列部分：

（一）存放在公司住所的、除本款（二）、（三）项规定以外的股东名册；

（二）存放在境外上市的证券交易所所在地的公司境外上市外资股股东名册；

（三）董事会为公司股票上市的需要而决定存放在其他地方的股东名册。

第四十三条 股东名册的各部分应当互不重叠。在股东名册某一部分注册的股份的转让，在该股份注册存续期间不得注册到股东名册的其他部分。

《必备条款》第37条

所有股本已缴清的在香港上市的境外上市外资股，皆可依据章程自由转让，但是除非符合下列条件，否则董事会可拒绝承认任何转让文据，并无需申述任何理由：

"证监海函"第12条

《上市规则》附录3第1(1)条

（一）已向公司支付二元伍角港币的费用（以每份转让文据计），或于当时经香港联交所同意的更高的费用，以登记股份的转让文据和其他与股份所有权有关的或会影响股份所有权的文件；

（二）转让文据只涉及在香港上市的境外上市外资股；

（三）转让文据已付应缴的印花税；

（四）应当提供有关的股票，以及董事会所合理要求的证明转让

人有权转让股份的证据；

（五）如股份拟转让与联名持有人，则联名持有人之数目不得超过4位；及

《上市规则》附录3第1(3)条

（六）有关股份并无附带任何公司的留置权。

公司在香港上市的境外上市外资股需以平常或通常格式或董事会可接纳的其他格式之转让文据以书面形式转让；而该转让文据可仅以手签方式或者，若出让方或受让方为证券及期货条例（香港法律第571章）第三十七条所认可的结算所或其代理人，则可以手签或机印方式签署。所有转让文据必须置于公司之法定地址或董事会不时可能指定之其他地方。

股东名册各部分的更改或更正，应当根据股东名册各部分存放地的法律进行。

第四十四条　股东大会召开前30日内或者公司决定分配股利的基准日前5日内，不得进行因股份转让而发生的股东名册的变更登记。

《必备条款》第38条

第四十五条　公司召开股东大会、分配股利、清算及从事其他需要确认股权的行为时，应当由董事会决定某一日为股权确定日，股权确定日终止时，在册股东为公司股东。

《必备条款》第39条

第四十六条　任何人对股东名册持有异议而要求将其姓名（名称）登记在股东名册上，或要求将其姓名（名称）从股东名册中删除的，均可向有管辖权的法院申请更正股东名册。

《必备条款》第40条

第四十七条　任何登记在股东名册上的股东或任何要求将其姓名（名称）登记在股东名册上的人，如果其股票（即“原股票”）遗失，可以向公司申请就该股份（即“有关股份”）补发新股票。

《必备条款》第41条

内资股股东遗失股票，申请补发的，依照《公司法》第一百五十条的规定处理。

境外上市外资股股东遗失股票，申请补发的，可以依照境外上市外资股股东名册正本存放地的法律、证券交易场所规则或者其他有关规定处理。

H股股东遗失股票申请补发的，其股票的补发应当符合下列要

《上市规则》

求： 附录3第2(2)条

（一）申请人应当用公司指定的标准格式提出申请并附上公证书或法定声明文件。公证书或法定声明文件的内容应当包括申请人申请的理由、股票遗失的情形及证据，以及无其他任何人可就有关股份要求登记为股东的声明。

（二）公司决定补发新股票之前，没有收到申请人以外的任何人对该股份要求登记为股东的声明。

（三）公司决定向申请人补发新股票，应当在董事会指定的报刊上刊登准备补发新股票的公告；公告期间为90日，每30日至少重复刊登一次。 《上市规则》附录3第7(1)条

（四）公司在刊登准备补发新股票的公告之前，应当向其挂牌上市的证券交易所提交一份拟刊登的公告副本，收到该证券交易所的回复，确认已在证券交易所内展示该公告后，即可刊登。公告在证券交易所内展示的期间为90日。

如果补发股票的申请未得到有关股份的登记在册股东的同意，公司应当将拟刊登的公告的复印件邮寄给该股东。

（五）本条（三）、（四）项所规定的公告、展示的90日期限届满，如公司未收到任何人对补发股票的异议，即可以根据申请人的申请补发新股票。

（六）公司根据本条规定补发新股票时，应当立即注销原股票，并将此注销和补发事项登记在股东名册上。

（七）公司为注销原股票和补发新股票的全部费用，均由申请人负担。在申请人未提供合理的担保之前，公司有权拒绝采取任何行动。

第四十八条 公司根据公司章程的规定补发新股票后，获得前述新股票的善意购买者或者其后登记为该股份的所有者的股东（如属善意购买者），其姓名（名称）均不得从股东名册中删除。 《必备条款》第42条

第四十九条 公司对于任何由于注销原股票或补发新股票而受到损害的人均无赔偿义务，除非该当事人能证明公司有欺诈行为。 《必备条款》第43条

第七章 股东的权利和义务

第五十条 公司股东为依法持有公司股份并且其姓名（名称）登记在股东名册上的人。 《必备条款》第44条

股东按其持有股份的种类和份额享有权利，承担义务；持有同一种类股份的股东，享有同等权利，承担同种义务。 《上市规则》附录3第6条

种类股份的股东，享有同等权利，承担同种义务。

在联名股东的情况下，若联名股东之一死亡，则只有联名股东中的其他尚存人士应被公司视为对有关股份拥有所有权的人，但董事会有权为修订股东名册之目的要求提供其认为恰当之死亡证明。就任何股份之联名股东，只有在股东名册上排名首位之联名股东有权接收有关股份的股票、收取公司的通知、在公司股东大会中出席及行使表决权，而任何送达该人士的通知应被视为已送达有关股份的所有联名股东。

《香港结算所》意见

第五十一条　公司普通股股东享有下列权利：

《必备条款》第45条《上市规则》附录3第9条

（一）依其所持有的股份份额领取股利和其他形式的利益分配；

（二）参加或委派股东代理人参加股东会议，并行使表决权；

（三）对公司的业务经营活动进行监督管理，提出建议或者质询；

（四）依照法律、行政法规及公司章程之规定转让股份；

（五）依公司章程的规定获得有关信息，包括：

1. 在缴付成本费用后得到公司章程；
2. 在缴付了合理费用后有权查阅和复印：
   (1) 所有各部分股东的名册；
   (2) 公司董事、监事、经理和其他高级管理人员的个人资料，包括：
      (a) 现在及以前的姓名、别名；
      (b) 主要地址（住所）；
      (c) 国籍；
      (d) 专职及其他全部兼职的职业、职务；
      (e) 身份证明文件及其号码。
   (3) 公司股本状况；
   (4) 自上一会计年度以来公司购回自己每一类别股份的票面总值、数量、最高价和最低价， 以及公司为此支付的全部费用的报告；
   (5) 股东会议的会议记录。

（六）公司终止或清算时，按其所持有的股份份额参加公司剩余财产的分配；

（七）法律、行政法规及公司章程所赋予的其他权利。

第五十二条　公司普通股股东承担下列义务：　《必备条款》第46条

（一）遵守公司章程；

（二）依其所认购股份和入股方式缴纳股金；

（三）法律、行政法规及公司章程规定应当承担的其他义务。

股东除了股份的认购人在认购时所同意的条件外，不承担其后追加任何股本的责任。

第五十三条　除法律、行政法规或者公司股份上市的证券交易所的上市规则所要求的义务外，控股股东在行使其股东的权力时，不得因行使其表决权在下列问题上作出有损于全体或部分股东的利益的决定：　《必备条款》第47条

（一）免除董事、监事应当真诚地以公司最大利益为出发点行事的责任；

（二）批准董事、监事（为自己或他人利益）以任何形式剥夺公司财产，包括（但不限于）任何对公司有利的机会；

（三）批准董事、监事（为自己或他人利益）剥夺其他股东的个人权益，包括（但不限于）任何分配权、表决权，但不包括根据公司章程提交股东大会通过的公司改组。

第五十四条　前条所称控股股东是具备以下条件之一的人：　《必备条款》第48条

（一）该人单独或者与他人一致行动时，可以选出半数以上的董事；

（二）该人单独或者与他人一致行动时，可以行使公司30%以上（含30%）的表决权或可以控制公司的30%以上（含30%）表决权的行使；

（三）该人单独或者与他人一致行动时，持有公司发行在外30%以上（含30%）的股份；

（四）该人单独或者与他人一致行动时，以其他方式在事实上控制公司。

第八章　股东大会

第五十五条　股东大会是公司的权力机构，依法行使职权。　《必备条款》第49条

第五十六条　股东大会行使下列职权：　《必备条款》第50条

（一）　决定公司的经营方针和投资计划；

（二）　选举和更换董事，决定有关董事的报酬事项；

（三） 选举和更换由股东代表出任的监事，决定有关监事的报酬事项；
（四） 审议批准董事会的报告；
（五） 审议批准监事会的报告；
（六） 审议批准公司的年度财务预算方案、决算方案；
（七） 审议批准公司的利润分配方案和弥补亏损方案；
（八） 对公司增加或者减少注册资本作出决议；
（九） 对公司合并、分立、解散和清算等事项作出决议；
（十） 对公司发行债券作出决议；
（十一）对公司聘用、解聘或者不再续聘会计师事务所作出决议；
（十二）修改公司章程；
（十三）审议代表公司有表决权的股份5%以上（含5%）的股东的提案；
（十四） 法律、行政法规及公司章程规定应当由股东大会作出决议的其他事项。

股东大会可以授权或委托董事会办理其授权或委托办理的事项。

第五十七条 非经股东大会事前批准，公司不得与董事、监事、经理和其他高级管理人员以外的人订立将公司全部或者重要业务的管理交予该人负责的合同。 《必备条款》第51条

第五十八条 股东大会分为股东年会和临时股东大会。股东大会由董事会召集。股东年会每年召开一次，并应于上一会计年度完结之后的六个月之内举行。 《必备条款》第52条

有下列情形之一的，董事会应当在两个月内召开临时股东大会：
（一）董事人数不足《公司法》规定的人数或者少于公司章程要求的数额的三分之二时；
（二）公司未弥补亏损达股本总额的三分之一时；
（三）持有公司发行在外的有表决权的股份10%以上（含10%）的股东以书面形式要求召开临时股东大会时；
（四）董事会认为必要或者监事会提出召开时；
（五）两名以上的独立董事提议召开时。 《意见》第6条

第五十九条 公司召开股东大会，应当于会议召开45日前（含会议日）发出书面通知，将会议拟审议的事项以及开会的日期和地点告知所有 《必备条款》第53条

在册股东。拟出席股东大会的股东，应当于会议召开 20 日前，将出席会议的书面回复送达公司。

第六十条　公司召开股东大会年会，持有公司有表决权的股份总数 5%以上（含 5%）的股东，有权以书面形式向公司提出新的提案，公司应当将提案中属于股东大会职责范围内的事项，列入该次会议的议程。　《必备条款》第 54 条

第六十一条　公司根据股东大会召开前 20 日收到的书面回复，计算拟出席会议的股东所代表的有表决权的股份数。拟出席会议的股东所代表的有表决权的股份数达到公司有表决权的股份总数二分之一以上的，公司可以召开股东大会；达不到的，公司应当在 5 日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开股东大会。　《必备条款》第 55 条

临时股东大会不得决定通知未载明的事项。

第六十二条　股东会议的通知应当符合下列要求：　《必备条款》第 56 条

（一）以书面形式作出；

（二）指定会议的地点、日期和时间；

（三）说明会议将讨论的事项；

（四）向股东提供为使股东对将讨论的事项作出明智决定所需要的资料及解释；此原则包括（但不限于）在公司提出合并、购回股份、股本重组或其他改组时，应当提供拟议中的交易的具体条件和合同（如果有的话），并对其起因和后果作出认真的解释；

（五）如任何董事、监事、经理和其他高级管理人员与将讨论的事项有重要利害关系，应当披露其利害关系的性质和程度；如果将讨论的事项对该董事、监事、经理和其他高级管理人员作为股东的影响有别于对其他同类别股东的影响，则应当说明其区别；

（六）载有任何拟在会议上提议通过的特别决议的全文；

（七）以明显的文字说明，有权出席和表决的股东有权委任一位或一位以上的股东代理人代为出席和表决，而该股东代理人不必为股东；

（八）载明会议投票代理委托书的送达时间和地点。

第六十三条 股东大会通知应当向股东（不论在股东大会上是否有表决权）以专人送出或以邮资已付的邮件送出，受件人地址以股东名册登记的地址为准。对内资股股东，股东大会通知也可以用公告方式进行。

《必备条款》第57条

前款所称公告，应当于会议召开前45日至50日的期间内，在国务院证券主管机构指定的一家或多家报刊上刊登，一经公告，视为所有内资股股东已收到有关股东会议的通知。

《上市规则》附录3第7(1)条

第六十四条 因意外遗漏未向某有权得到通知的人送出会议通知或者该等人没有收到会议通知，会议及会议作出的决议并不因此无效。

《必备条款》第58条

第六十五条 任何有权出席股东会议并有权表决的股东，有权委任一人或者数人（该人可以不是股东）作为其股东代理人，代为出席和表决。该股东代理人依照该股东的委托，可以行使下列权利：

（一）该股东在股东大会上的发言权；

（二）自行或者与他人共同要求以投票方式表决；

（三）以举手或者以投票方式行使表决权，但是委任的股东代理人超过一人时，该等股东代理人只能以投票方式行使表决权。

《必备条款》第59条

第六十六条 股东应当以书面形式委托股东代理人，由委托人签署或者由其以书面形式委托的代理人签署；委托人为法人的，应当加盖法人印章或者由其董事或者正式委任的代理人或人员签署。该等书面委托书须列明股东代理人所代表的委托人的股份数额。如委托数人为股东代理人，委托书应注明每名股东代理人所代表的股份数额。

《必备条款》第60条

《上市规则》附录3第11(2)条

第六十七条 表决代理委托书至少应当在该委托书委托表决的有关会议召开前24小时，或者在指定表决时间前24小时，备置于公司住所或召集会议的通知中指定的其他地方。如果该委托书由委托人授权他人签署的，授权签署的授权书或者其他授权文件应当经过公证。经公证的授权书或者其他授权文件，应当和表决代理委托书同时备置于公司住所或者召集会议的通知中指定的其他地方。委托书应规定签发日期。

《必备条款》第61条

委托人为法人的，其法定代表人或董事会、其他决策机构决议授权的人作为代表出席公司的股东会议

权的人作为代表出席公司的股东会议。

如该股东为认可结算所（或其代理人），该股东可以授权其认为合适的一个或以上人士在任何股东大会或任何类别股东会议上担任其代表；但是，如果一名以上的人士获得授权，则授权书应载明每名该等人士经此授权所涉及的股份数目和种类。经此授权的人士可以代表认可结算所（或其代理人）行使权利，犹如它是公司的个人股东一样。

《香港结算所》意见

第六十八条 任何由公司董事会发给股东用于任命股东代理人的委托书的格式，应当让股东自由选择指示股东代理人投赞成票或反对票，并且就会议每项议题所要作出表决的事项分别作出指示。委托书应当注明如果股东不作指示，股东代理人可以按自己的意思表决。

《必备条款》第62条

《上市规则》附录3第11(1)条

第六十九条 表决前委托人已经去世、丧失行为能力、撤回委任、撤回签署委任的授权或者有关股份已被转让的，只要公司在有关会议开始前没有收到该等事项的书面通知，由股东代理人依委托书所作出的表决仍然有效。

《必备条款》第63条

第七十条 股东代理人代表股东出席股东大会，应当出示本人身份证明。法人股东如果委派代表出席会议，该法人代表应当出示本人身份证明（认可结算所或其代理人除外）和委派该法人代表的法人的董事会或者其他权力机构的决议经过公证证实的副本或公司许可的其他经核证证实的副本。

第七十一条 股东大会决议分为普通决议和特别决议。

《必备条款》第64条

股东大会作出普通决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的二分之一以上通过。

股东大会作出特别决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的三分之二以上通过。

出席会议的股东（包括股东代理人），应当就需要投票表决的每一事项明确表示赞成或者反对。投弃权票、放弃投票，公司在计算该事项表决结果时，均不作为有表决权的票数处理。

第七十二条 股东（包括股东代理人）在股东大会表决时，以其所代表的有表

《必备条款》

决权的股份数额行使表决权，每一股份有一票表决权。 第65条

第七十三条 除非下列人员在举手表决以前或以后，要求以投票方式表决，股东大会以举手方式进行表决：
（一）会议主席；
（二）至少两名有表决权的股东或者有表决权的股东的代理人；
（三） 单独或者合并计算持有在该会议上有表决权的股份10%以上（含10%）的一个或者若干股东（包括股东代理人）。

《必备条款》第66条

除非有人提出以投票方式表决，会议主席根据举手表决的结果，宣布提议通过情况，并将此记载在会议记录中，作为最终的依据，无须证明该会议通过的决议中支持或反对的票数或者其比例。

以投票方式表决的要求可以由提出者撤回。

第七十四条 如果要求以投票方式表决的事项是选举主席或者中止会议，则应当立即进行投票表决；其他要求以投票方式表决的事项，由主席决定何时举行投票，会议可以继续进行，讨论其他事项。投票结果仍被视为在该会议上所通过的决议。 《必备条款》第67条

第七十五条 在投票表决时，有两票或者两票以上的表决权的股东（包括股东代理人），不必把所有表决权全部投赞成票或反对票。 《必备条款》第68条

第七十六条 当反对和赞成票相等时，无论是举手或投票表决，会议主席有权多投一票。 《必备条款》第69条

第七十七条 下列事项由股东大会的普通决议通过：
（一）董事会和监事会的工作报告；
（二）董事会拟订的利润分配方案和亏损弥补方案；
（三）董事会和监事会成员的选举和罢免及其报酬和支付方法；
（四）公司年度预、决算报告、资产负债表、利润表及其他财务报表；
（五）除法律、行政法规规定或者公司章程规定以特别决议通过以外的其他事项。

《必备条款》第70条

第七十八条 下列事项由股东大会以特别决议通过：
（一）公司增、减股本和发行任何种类股票、认股证和其他类似证券；

《必备条款》第71条

（二）发行公司债券；
（三）公司的分立、合并、解散和清算以及重大收购或出售；
（四）公司章程的修改；
（五）修订任何类别股东的权利；及
（六）股东大会以普通决议通过认为会对公司产生重大影响的、需要以特别决议通过的其他事项。

《上市规则》附录3第6(2)条

第七十九条　股东大会通过的任何决议应符合中国的法律、行政法规和本章程的有关规定。

第八十条　股东要求召集临时股东大会或类别股东会议，应当按下列程序办理：

《必备条款》第72条

（一）合计持有在该拟举行的会议上有表决权的股份10%以上（含10%）的两个或两个以上的股东，可以签署一份或数份同样格式内容的书面要求，提请董事会召集临时股东大会或类别股东会议，并阐明会议的议题。董事会在收到前述书面要求后应尽快召集临时股东大会或类别股东会议。前述持股数按股东提出书面要求日计算。
（二）如果董事会在收到上述书面要求后30日内没有发出召集会议的通告，提出该要求的股东可以在董事会收到该要求后四个月内自行召集会议，召集的程序应尽可能与董事会召集股东会议的程序相同。

股东因董事会未应前述要求举行会议而自行召集并举行会议的，其所发生的合理费用，应当由公司承担，并从公司欠付失职董事的款项中扣除。

第八十一条　股东大会由董事长召集并担任会议主席；董事长因故不能出席会议的，应当由副董事长召集会议并担任会议主席；如果董事长和副董事长均无法出席会议，董事会可以指定一名公司董事代其召集会议并且担任会议主席；未指定会议主席的，出席会议的股东可选举一人担任主席；如果因任何理由，股东无法选举主席，应当由出席会议的持有最多表决权股份的股东（包括股东代理人）担任会议主席。

《必备条款》第73条

第八十二条　会议主席负责决定股东大会的决议是否通过，其决定为终局决定，并应当在会上宣布和载入会议记录。

《必备条款》第74条

第八十三条　会议主席如果对提交表决的决议结果有任何怀疑，可以对所投票数进行点算；如果会议主席未进行点票，出席会议的股东或者股东代理人中对会议主席宣布结果有异议的，有权在宣布后立即要求点票，会议主席应当即时进行点票。

《必备条款》第75条

第八十四条　股东大会如果进行点票，点票结果应当记入会议记录。

《必备条款》第76条

股东大会应当由秘书作出记录由出席会议的董事签名。

股东大会通过的决议应当作成会议纪要。会议记录和会议纪要采用中文，会议记录并连同出席股东的签名簿及代理出席的委托书，应当在公司住所保存。

第八十五条　股东可在公司办公时间免费查阅会议记录复印件。任何股东向公司索取有关会议记录的复印件，公司应在收到合理费用后7日内把复印件送出。

《必备条款》第77条

第九章　类别股东表决的特别程序

第八十六条　持有不同种类股份的股东，为类别股东。

《必备条款》第78条

类别股东依据法律、行政法规和公司章程的规定，享有权利和承担义务。

第八十七条　公司拟变更或者废除类别股东的权利，应当经股东大会以特别决议通过和经受影响的类别股东在按第八十九条至第九十三条分别召集的股东会议上通过方可进行。

《必备条款》第79条
《上市规则》附录3第6(2)条

第八十八条　下列情形应当视为变更或废除某类别股东的权利：

《必备条款》第80条

（一）　增加或者减少该类别股份的数目，或者增加或减少与该类别股份享有同等或更多的表决权、分配权、其他特权的类别股份的数目；

（二）　将该类别股份的全部或者部分换作其他类别，或者将另一类别的股份的全部或者部分换作该类别股份或者授予该等转换权；

（三）　取消或者减少该类别股份所具有的、取得已产生的股利

或累积股利的权利；

（四） 减少或取消该类别股份所具有的优先取得股利或在公司清算中优先取得财产分配的权利；

（五） 增加、取消或减少该类别股份所具有的转换股份权、选择权、表决权、转让权、优先配售权、取得公司证券的权利；

（六） 取消或减少该类别股份所具有的、以特定货币收取公司应付款项的权利；

（七） 设立与该类别股份享有同等或更多表决权、分配权或其他特权的新类别；

（八） 对该类别股份的转让或所有权加以限制或增加该等限制；

（九） 发行该类别或另一类别的股份认购权或转换股份的权利；

（十） 增加其他类别股份的权利和特权；

（十一） 公司改组方案会构成不同类别股东在改组中不按比例地承担责任；

（十二）修改或废除本章所规定的条款。

第八十九条 受影响的类别股东，无论原来在股东大会上有否表决权，在涉及第八十八条（二）至（八）、（十一）至（十二）项的事项时，在类别股东会上具有表决权，但有利害关系的股东在类别股东会上没有表决权。

《必备条款》第81条

前款所述有利害关系股东的含义如下：

（一） 在公司按本章程第三十条的规定向全体股东按照相同比例发出购回要约或在证券交易所通过公开交易方式购回自己股份的情况下，“有利害关系的股东”是指在本章程第五十四条所定义的控股股东；

（二） 在公司按照本章程第三十条的规定在证券交易所外以协议方式购回自己股份的情况下，“有利害关系的股东”是指与该协议有关的股东；

（三） 在公司改组方案中，“有利害关系股东”是指以低于本类别其他股东的比例承担责任的股东或与该类别中的其他股东拥有不同利益的股东。

第九十条 类别股东会的决议，应当经根据第八十九条由出席类别股东会议的有表决权的三分之二以上的股权表决通过，方可作出。

《必备条款》第82条

第九十一条　公司召开类别股东会议，应当于会议召开45日前（含会议日）发出书面通知，将会议拟审议的事项以及开会日期和地点告知所有该类别股份的在册股东。拟出席会议的股东，应当于会议召开20日前，将出席会议的书面回复送达公司。

《必备条款》第83条

拟出席会议的股东所代表的在该会议上有表决权的股份数，达到在该会议上有表决权的该类别股份总数二分之一以上的，公司可以召开类别股东会议；达不到的，公司应当在5日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开类别股东会议。

第九十二条　类别股东会议的通知只须送给有权在该会议上表决的股东。

《必备条款》第84条

类别股东会议应当以与股东大会尽可能相同的程序举行，公司章程中有关股东大会举行程序的条款适用于类别股东会议。

第九十三条　除其他类别股份股东外，内资股股东和境外上市外资股股东视为不同类别股东。

《必备条款》第85条 "证监海函"第3条

下列情形不适用类别股东表决的特别程序：

《上市规则》附录13d第1节f

（一）经股东大会以特别决议批准，公司每间隔12个月单独或者同时发行内资股、境外上市外资股，并且拟发行的内资股、境外上市外资股的数量各自不超过该类已发行在外股份的20%的；或

（二）公司设立时发行内资股、境外上市外资股的计划，自国务院证券委员会批准之日起15个月内完成的。

第十章　董事会

第九十四条　公司设董事会，董事会由12名董事组成。其中有3名独立（非执行）董事（指独立于公司股东且不在公司内部任职的董事，下同）。

《必备条款》第86条 《意见》第6条

董事会设董事长一人。

根据需要，董事会设立审计、薪酬等专业性的委员会。

第九十五条 董事由股东大会选举产生，任期三年。董事任期届满，可以连选连任。

《必备条款》第87条

有关提名董事候选人的意图以及候选人表明愿意接受提名的书面通知，应当在股东大会召开七天前发给公司。

"证监海函"第4条
《上市规则》附录3第4(4)(5)条

第一届董事会的九名董事候选人由发起人提名，并由公司创立会议选举产生。自第二届董事会开始每届获选董事的人数不能少于第九十四条的规定，也不能超过由股东大会以普通决议的方式确定的董事最高人数；表决通过的董事人数超过拟定的董事最高人数限额时，依次以得票较高者按拟定的董事最高人数确定获选董事。

股东大会在遵守有关法律、行政法规规定的前提下，可以以普通决议的方式将任何任期未届满的董事罢免（但据任何合同可提出的索偿要求不受此影响）。

"证监海函"第4条
《上市规则》附录3第4(3)条

董事长由全体董事的过半数选举和罢免，董事长任期三年，可以连选连任。

外部董事应有足够的时间和必要的知识能力以履行其职责。外部董事履行职责时，公司必须提供必要的信息。其中，独立（非执行）董事可直接向股东大会、国务院证券监督管理机构和其他有关部门报告情况。

《意见》第6条

执行董事处理董事会授权的事宜。

董事无须持有公司股份。

第九十六条 董事会对股东大会负责，行使下列职权：

《必备条款》第88条

（一） 负责召集股东大会，并向股东大会报告工作；
（二） 执行股东大会的决议；
（三） 决定公司的经营计划和投资方案；
（四） 制定公司的年度财务预算方案、决算方案；
（五） 制定公司的利润分配方案和弥补亏损方案；
（六） 制定公司的债务和财务政策、公司增加或者减少注册资

本的方案以及发行公司债券的方案；

（七） 拟定公司的重大收购或出售方案以及公司合并、分立、解散的方案；

（八） 决定公司内部管理机构的设置；

（九） 聘任或者解聘公司经理，根据经理的提名，聘任或者解聘公司副经理、财务副经理；聘任或者解聘董事会秘书，决定其报酬事项；

（十） 决定公司分支机构的设置；

（十一）制订公司章程修改方案；

（十二）制定公司的基本管理制度；

（十三）除公司法和本章程规定由股东大会决议的事项外，决定公司的其他重大事务和行政事务，以及签署其他的重要协议；

（十四）股东大会及本章程授予的其他职权。

董事会作出前款决议事项，除第（六）、（七）、（十一）项须由三分之二以上的董事表决同意外，其余可由半数以上的董事表决同意。

董事会作出关于公司关联交易的决议时，必须由独立（非执行）董事签字后方能生效。

《意见》第6条

第九十七条 董事会在处置固定资产时，如拟处置固定资产的预期价值，与此项处置建议前四个月内已处置了的固定资产所得到的价值的总和，超过股东大会最近审议的资产负债表所显示的固定资产价值的 33%，则董事会在未经股东大会批准前不得处置或者同意处置该固定资产。

《必备条款》第89条

本条所指的对固定资产的处置，包括转让某些资产权益的行为，但不包括以固定资产提供担保的行为。

公司处置固定资产进行的交易的有效性，不因违反本条第一款而受影响。

董事会在作出有关市场开发、兼并收购、新领域投资等方面的决策前，对投资额或兼并收购资产额达到公司总资产 10%以上的项目，应聘请社会咨询机构提供专业意见，作为董事会决策的重要

《意见》第4条

依据。

第九十八条　董事长行使下列职权：　《必备条款》第90条

（一）主持股东大会和召集、主持董事会会议；

（二）组织执行董事会的职责，检查董事会决议的实施情况；

（三）签署公司发行的证券；

（四）董事会授予的其他职权。

董事长不能履行职权时，可由董事长指定一名执行董事代行其职权。

第九十九条　董事会会议每年至少召开两次，由董事长召集，于会议召开10日以前通知全体董事。有紧急事项时，经董事长或6名董事或公司经理提议，可召开临时董事会会议，并不受第一百条会议通知的限制。　《必备条款》第91条

第一百条　董事会会议按下列方式通知：　《必备条款》第92条

（一）董事会例会的时间和地址如已由董事会事先规定，其召开无需发给通知。

（二）如果董事会未事先决定董事会会议时间和地点，董事长应至少提前10日，将董事会会议时间和地点用电传、电报、传真、特快专递或挂号邮寄或经专人通知董事，但九十九条另有规定的除外。

（三）通知应采用中文，必要时可附英文，并包括会议议程。任何董事可放弃要求获得董事会会议通知的权利。

第一百零一条　凡须经董事会决策的重大事项，必须按第一百条规定的时间通知所有执行董事及外部董事，并同时提供足够的资料，严格按照规定的程序进行。董事可要求提供补充材料。当四分之一以上董事或二名以上外部董事认为资料不充分或论证不明确时，可联名提出缓开董事会或缓议董事会所议的部分事项，董事会应予采纳。　《意见》第3条

董事如已出席会议，并且未在到会前或到会时提出未收到会议通知的异议，应视作已向其发出会议通知。

董事会例会或临时会议可以电话会议形式或借助类似通讯设备举行，只要与会董事能听清其他董事讲话，并进行交流，所有与

会董事应被视作已亲自出席会议。

第一百零二条　董事会会议应由二分之一以上的董事（包括按本章程第一百零三条书面委托其他董事代为出席董事会议的董事）出席方可举行。每名董事有一票表决权。董事会作出决议，必须经全体董事的过半数通过。当反对票和赞成票相等时，董事长有权多投一票。

《必备条款》第 93 条

第一百零三条　董事会会议，应由董事本人出席。董事因故不能出席，可以书面委托其他董事代为出席董事会，委托书中应载明授权范围。

《必备条款》第 94 条

代为出席会议的董事应当在授权范围内行使董事的权利。董事如未出席某次董事会议，亦未委托代表出席的，应当视作已放弃在该次会议上的投票权。

董事出席董事会议发生的费用由公司支付。这些费用包括董事所在地至会议地点的异地交通费，以及会议期间的食宿费。会议场所租金和当地交通费及其他合理杂项开支亦由公司支付。

第一百零四条　董事会可接纳书面议案以代替召开董事会会议，但该议案的草案须以专人送达、邮递、电报、传真送交每一位董事，如果董事会已将议案派发给全体董事，并且签字同意的董事已达到作出决定所需的法定人数后，以上述方式送交董事会秘书，则该决议案成为董事会决议，无须召集董事会会议。

第一百零五条　董事会会议应当对会议所议事项的决定以中文记录，并作成会议记录。独立（非执行）董事所发表的意见应在董事会决议中列明。 每次董事会议的会议记录应尽快提供给全体董事审阅，希望对记录作出修订补充的董事应在收到会议记录后一周内将修改意见书面报告董事长。会议记录定稿后，出席会议的董事和记录员应当在会议记录上签名。董事会议记录在公司位于中国的住所保存，并将完整副本尽快发给每一董事。

《必备条款》第 95 条

《意见》第 6 条

董事应当对董事会会议的决议承担责任。董事会会议的决议违反法律、行政法规或者公司章程，致使公司遭受严重损失的，参与决议的董事对公司负赔偿责任；但经证明在表决时曾表明异议并记载于会议记录的，该董事可以免除责任。

第十一章　公司董事会秘书

第一百零六条　公司设董事会秘书一名。董事会秘书为公司的高级管理人员。　《必备条款》第96条

根据需要，董事会设立董事会秘书工作机构。

第一百零七条　公司董事会秘书应当是具有必备的专业知识和经验的自然人，由董事会委任。　《必备条款》第97条

董事会秘书的主要任务：　《秘书工作指引》第1章

（一）协助董事处理董事会的日常工作，持续向董事提供、提醒

并确保其了解境内外监管机构有关公司运作的法规、政策及要求，协助董事及经理在行使职权时切实履行境内外法律、法规、公司章程及其他有关规定；

（二）负责董事会、股东大会文件的有关组织和准备工作，做好

会议记录，保证会议决策符合法定程序，并掌握董事会决议的执行情况；

（三）负责组织协调信息披露，协调与投资者关系，增强公司透

明度；

（四）参与组织资本市场融资；

（五）处理与中介机构、监管部门、媒体关系，搞好公共关系。　《秘书工作指引》

董事会秘书的职责范围：　第2章

（一）组织筹备董事会会议和股东大会，准备会议材料，安排有

关会务，负责会议记录，保障记录的准确性，保管会议文件和记录，主动掌握有关决议的执行情况。对实施中的重要问题，应向董事会报告并提出建议。

（二）确保公司董事会决策的重大事项严格按规定的程序进行。

根据董事会的要求，参加组织董事会决策事项的咨询、分

析，提出相应的意见和建议。受委托承办董事会及其有关

委员会的日常工作。

（三）作为公司与证券监管部门的联络人，负责组织准备和及时

递交监管部门所要求的文件，负责接受监管部门下达的有关任务并组织完成。

（四）负责协调和组织公司信息披露事宜，建立健全有关信息披

露的制度，参加公司所有涉及信息披露的有关会议，及时知晓公司重大经营决策及有关信息资料。

（五）负责公司股价敏感资料的保密工作，并制定行之有效的保

密制度和措施。对于各种原因引起公司股价敏感资料外泄，要采取必要的补救措施，及时加以解释和澄清，并通告境外上市地监管机构及中国证监会。

（六）负责协调组织市场推介，协调来访接待，处理投资者关系，

保持与投资者、中介机构及新闻媒体的联系，负责协调解答社会公众的提问，确保投资人及时得到公司披露的资料。组织筹备公司境内外推介宣传活动，对市场推介和重要来访等活动形成总结报告，并组织向中国证监会报告有关事宜。

（七）负责管理和保存公司股东名册资料、董事名册、大股东的

持股数量和董事股份记录资料，以及公司发行在外的债券权益人名单。

（八）协助董事及经理在行使职权时切实履行境内外法律、法规、公司章程及其他有关规定。在知悉公司作出或可能作出违反有关规定的决议时，有义务及时提醒，并有权如实向中国证监会及其他监管机构反映情况。

（九） 协调向公司监事会及其他审核机构履行监督职能提供必要的信息资料，协助做好对有关公司财务主管、公司董事和经理履行诚信责任的调查。

（十） 履行董事会授予的其他职权以及境外上市地要求具有的其他职权。

第一百零八条　公司董事或其他高级管理人员可以兼任公司董事会秘书。公司聘请的会计师事务所的会计师不得兼任公司董事会秘书。

《必备条款》第98条

当公司董事会秘书由董事兼任时，如某一行为应由董事及公司董事会秘书分别作出，则该兼任董事及公司董事会秘书的人不得以双重身份作出。

第一百零九条 董事会秘书应遵守本章程的有关规定勤勉地履行其职责。

董事会秘书应协助公司遵守中国的有关法律和公司股票上市地的证券交易所的规则。

第十二章 公司经理

第一百一十条 公司设经理一名，由董事会聘任或者解聘。 《必备条款》第99条

公司设副经理若干名、财务副经理，协助经理工作。副经理、财务副经理由经理提名，董事会聘任或者解聘。

董事可以兼任经理或副经理。

第一百一十一条 经理对董事会负责，行使下列职权： 《必备条款》第100条

（一）主持公司的生产经营管理工作，组织实施董事会决议；
（二）组织实施公司年度经营计划和投资方案；
（三）拟订公司内部管理机构设置方案；
（四）拟订公司分支机构设置方案；
（五）拟订公司的基本管理制度；
（六）制定公司的基本规章；
（七）提请聘任或者解聘公司副经理、财务副经理；
（八）聘任或者解聘除应由董事会聘任或者解聘以外的负责管理人员；
（九）公司章程和董事会授予的其他职权。

第一百一十二条 非董事经理有权列席董事会会议并有权收到会议通知和有关文件；非董事经理在董事会会议上没有表决权。 《必备条款》第101条

第一百一十三条 经理、副经理、财务副经理在行使职权时，不得变更股东大会和董事会的决议或超越授权范围。

第一百一十四条 经理、副经理、财务副经理在行使职权时，应当根据法律、行政 法规和公司章程的规定，履行诚信和勤勉的义务。 《必备条款》第102条

第一百一十五条 经理、副经理、财务副经理及其他高级管理人员辞职，应提前三个月书面通知董事会；部门经理辞职应提前二个月书面通知经理。

第十三章　监事会

第一百一十六条 公司设监事会。监事会是公司常设的监督性机构，负责对董事会及其成员以及经理、副经理、财务副经理等高级管理人员进行监督，防止其滥用职权，侵犯股东、公司及公司员工的合法权益。

《必备条款》第103条

第一百一十七条 监事会由5名监事组成，其中外部监事（指不在公司内部任职的监事，下同）1名。

《必备条款》第104条 《意见》第7条

监事会设主席一名。监事任期三年，可连选连任。

“证监海函”第5条 《上市规则》附录13d第1节d(i)

监事会主席的任免，应当经三分之二以上监事会成员表决通过。

监事会主席组织执行监事会的职责。

第一百一十八条 监事会成员由4名股东代表担任（其中包括符合条件担任外部监事和独立监事者，下同）；一名由公司职工代表担任。股东代表由股东大会选举和罢免；职工代表由公司职工民主选举和罢免。

《必备条款》第105条 《意见》第7条

根据需要，监事会设立办事机构，负责处理监事会日常事务工作。

第一百一十九条 公司董事、经理、副经理、财务副经理和其他高级管理人员不得兼任监事。

《必备条款》第106条

第一百二十条　监事会会议每年至少召开两次，由监事会主席负责召集。

《必备条款》第107条

第一百二十一条 监事会向股东大会负责，并依法行使下列职权：

《必备条款》第108条

（一）检查公司的财务；

（二）对公司董事、经理和其他高级管理人员执行公司职务时违反法律、行政法规或者公司章程的行为进行监督；

（三）当公司董事、经理和其他高级管理人员的行为损害公司的利益时，要求前述人员予以纠正；
（四）核对董事会拟提交股东大会的财务报告，营业报告和利润分配方案等财务资料，发现疑问的可以公司名义委托注册会计师、执业审计师帮助复审；
（五）提议召开临时股东大会；
（六）代表公司与董事交涉或对董事起诉；
（七）公司章程规定的其他职权。

监事会可对公司聘用会计师事务所发表建议，可在必要时以公司名义另行委托会计师事务所独立审查公司财务，可直接向国务院证券监督管理机构和其他有关部门报告情况。 《意见》第7条

外部监事应向股东大会独立报告公司高级管理人员的诚信及勤勉尽责表现。

监事列席董事会会议。

第一百二十二条 监事会的决议，应当由三分之二以上监事会成员表决通过。 《必备条款》109条 “证监海函”第6条 《上市规则》附录13d第1节d(ii)

第一百二十三条 监事会行使职权时聘请律师、注册会计师、执业审计师等专业人员所发生的合理费用，应当由公司承担。 《必备条款》第110条

第一百二十四条 监事应当依照法律、行政法规、公司章程的规定，忠实履行监督职责。 《必备条款》第111条

第十四章 公司董事、监事、经理和其他高级管理人员的资格和义务

第一百二十五条 有下列情况之一的，不得担任公司的董事、监事、经理或者其他高级管理人员： 《必备条款》第112条
（一）无民事行为能力或者限制民事行为能力；
（二）因犯有贪污、贿赂、侵占财产、挪用财产罪或者破坏社会经济秩序罪，被判处刑罚，执行期满未逾五年，或者因犯罪被剥夺政治权利，执行期满未逾五年；
（三）担任因经营管理不善破产清算的公司、企业的董事或者

厂长、经理，并对该公司、企业的破产负有个人责任的，自该公司、企业破产清算完结之日起未逾三年；

（四）担任因违法被吊销营业执照的公司、企业的法定代表人，并负有个人责任的，自该公司、企业被吊销营业执照之日起未逾三年；

（五）个人所负数额较大的债务到期未清偿；

（六）因触犯刑法被司法机关立案调查，尚未结案；

（七）法律、行政法规规定不能担任企业领导；

（八）非自然人；

（九）被有关主管机构裁定违反有关证券法规的规定，且涉及有欺诈或者不诚实的行为，自该裁定之日起未逾五年。

第一百二十六条 公司董事、经理和其他高级管理人员代表公司的行为对善意第三人的有效性，不因其在任职、选举或者资格上有任何不合规行为而受影响。 《必备条款》第113条

第一百二十七条 除法律、行政法规或公司股票上市的证券交易所的上市规则要求的义务外，公司董事、监事、经理和其他高级管理人员在行使公司赋予他们的职权时，还应当对每个股东负有下列义务： 《必备条款》第114条

（一）不得使公司超越其营业执照规定的营业范围；

（二）应当真诚地以公司最大利益为出发点行事；

（三）不得以任何形式剥夺公司财产，包括（但不限于）对公司有利的机会；

（四）不得剥夺股东的个人权益，包括（但不限于）分配权、表决权，但不包括根据公司章程提交股东大会通过的公司改组。

第一百二十八条 公司董事、监事、经理和其他高级管理人员都有责任在行使其权利或履行其义务时，以一个合理的谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为。 《必备条款》第115条

第一百二十九条 公司董事、监事、经理和其他高级管理人员在履行职责时，必须遵守诚信原则，不应当置自己于自身的利益与承担的义务可能发生冲突的处境。此原则包括（但不限于）履行下列义务： 《必备条款》第116条

（一） 真诚地以公司最大利益为出发点行事；

（二） 在其职权范围内行使权力，不得越权；

（三） 亲自行使所赋予他的酌量处理权，不得受他人操纵；非

经法律、行政法规允许或得到股东大会在知情的情况下的同意，不得将其酌量处理权转给他人行使；

（四）对同类别的股东应当平等，对不同类别的股东应当公平；

（五）除公司章程另有规定或由股东大会在知情的情况下另有批准外，不得与公司订立合同、交易或安排；

（六）未经股东大会在知情的情况下同意，不得以任何形式利用公司财产为自己谋取利益；

（七）不得利用职权收受贿赂或者其他非法收入，不得以任何形式侵占公司的财产，包括（但不限于）对公司有利的机会；

（八）未经股东大会在知情的情况下同意，不得接受与公司交易有关的佣金；

（九）遵守公司章程，忠实履行职责，维护公司利益，不得利用其在公司的地位和职权为自己谋取私利；

（十）未经股东大会在知情的情况下同意，不得以任何形式与公司竞争；

（十一）不得挪用公司资金或者将公司资金借贷给他人；不得将公司资产以其个人名义或者以其他名义开立帐户存储；不得以公司资产为本公司的股东或者其他个人债务提供担保；

（十二）未经股东大会在知情的情况下同意，不得泄露其在任职期间所获得的涉及本公司的机密信息；除非以公司利益为目的，亦不得利用该信息；但是，在下列情况下，可以向法院或者其他政府主管机构披露该信息：

1、法律有规定；

2、公众利益有要求；

3、该董事、监事、经理及其他高级管理人员本身的利益有要求。

第一百三十条　公司董事、监事、经理和其他高级管理人员，不得指使下列人员或者机构（“相关人”）作出董事、监事、经理和其他高级管理人员不能作的事：

《必备条款》第117条

（一）公司董事、监事、经理和其他高级管理人员的配偶或未成年子女；

（二）公司董事、监事、经理和其他高级管理人员或本条（一）项所述人员的信托人；

（三）公司董事、监事、经理和其他高级管理人员或本条（一）、（二）项所述人员的合伙人；

（四）由公司董事、监事、经理和其他高级管理人员在事实上单独所控制的公司，或与本条（一）、（二）、（三）项所提及的人员或公司其他董事、监事、经理和其他高级管理人员在事实上共同控制的公司；

（五）本条（四）项所指被控制的公司的董事、监事、经理和其他高级管理人员。

第一百三十一条 公司董事、监事、经理及其他高级管理人员所负的诚信义务不一定因其任期结束而终止，其对公司商业秘密保密的义务在其任期结束后仍然有效。其他义务的持续期应根据公平的原则决定，取决于事件发生时与离任之间时间的长短，以及与公司的关系在何种情形和条件下结束。

《必备条款》第118条

第一百三十二条 公司董事、监事、经理和其他高级管理人员因违反某项具体义务所负的责任，可以由股东大会在知情的情况下解除，但本章程第五十三条规定的情形除外。

《必备条款》第119条

第一百三十三条 公司董事、监事、经理和其他高级管理人员，直接或间接与公司已订立的或计划中的合同、交易、安排有重要利害关系时（公司与董事、监事、经理和其他高级管理人员的聘任合同除外），不论有关事项在正常情况下是否需要董事会批准同意，均应当尽快向董事会披露其利害关系的性质和程度。

《必备条款》第120条

董事不得就其拥有重大权益的合同、交易或安排进行投票，亦不得列入会议的法定人数。

《上市规则》附录3第4(1)条

除非有利害关系的公司董事、监事、经理和其他高级管理人员已按照本条前款的要求向董事会做了披露，并且董事会在不将其计入法定人数，亦未参加表决的会议上批准了该事项，公司有权撤销该合同、交易或安排；但在对方是对有关董事、监事、经理和其他高级管理人员违反其义务的行为不知情的善意当事人的情形下除外。

公司董事、监事、经理和其他高级管理人员的相关人与某合同、交易、安排有利害关系的，有关董事、监事、经理和其他高级

管理人员也应被视为有利害关系。

第一百三十四条 如果公司董事、监事、经理和其他高级管理人员在公司首次考虑订立有关合同、交易、安排前以书面形式通知董事会，声明由于通知所列的内容，公司日后达成的合同、交易、安排与其有利害关系，则在通知阐明的范围内，有关董事、监事、经理和其他高级管理人员视为做了本章前条所规定的披露。

《必备条款》第121条

第一百三十五条 公司不得以任何方式为其董事、监事、经理和其他高级管理人员缴纳税款。

《必备条款》第122条

第一百三十六条 公司不得直接或间接向本公司和其母公司的董事、监事、经理和其他高级管理人员提供贷款、贷款担保；亦不得向前述人员的相关人提供贷款、贷款担保。

《必备条款》第123条

前款规定不适用于下列情形：

（一）公司向其子公司提供贷款或为子公司提供贷款担保；

（二） 公司根据经股东大会批准的聘任合同，向公司的董事、监事、经理和其他高级管理人员提供贷款、贷款担保或者其他款项，使之支付为了公司目的或为了履行其公司职责所发生的费用；

（三） 如公司的正常业务范围包括提供贷款、贷款担保，公司可以向有关董事、监事、经理和其他高级管理人员及其相关人提供贷款、贷款担保，但提供贷款、贷款担保的条件应当是正常商务条件。

第一百三十七条 公司违反前条规定提供贷款的，不论其贷款条件如何，收到款项的人应当立即偿还。

《必备条款》第124条

第一百三十八条 公司违反第一百三十六条第一款的规定所提供的贷款担保，不得强制公司执行；但下列情况除外：

（一）向公司或其母公司的董事、监事、经理和其他高级管理人员的相关人提供贷款时，提供贷款人不知情的；

（二）公司提供的担保物已由提供贷款人合法地售予善意购买者的。

《必备条款》第125条

第一百三十九条 本章前述条款中所称担保，包括由保证人承担责任或提供财产 以保证义务人履行义务的行为。

《必备条款》第126条

第一百四十条　公司董事、监事、经理和其他高级管理人员违反对公司所负的义务时，除由法律、行政法规规定的各种权利、补救措施外，公司有权采取以下措施：

《必备条款》第127条

（一）要求有关董事、监事、经理和其他高级管理人员赔偿由于其失职给公司造成的损失；

（二）撤销任何由公司与有关董事、监事、经理和其他高级管理人员订立的合同或交易，以及由公司与第三人（当第三人明知或理应知道代表公司的董事、监事、经理和其他高级管理人员违反了对公司应负的义务）订立的合同或交易；

（三）要求有关董事、监事、经理和其他高级管理人员交出因违反义务而获得的收益；

（四）追回有关董事、监事、经理和其他高级管理人员收受的本应为公司所收取的款项，包括（但不限于）佣金；

（五）要求有关董事、监事、经理和其他高级管理人员退还因本应交予公司的款项所赚取的、或可能赚取的利息。

第一百四十一条　公司应当就报酬事项与公司董事、监事订立书面合同，并经股东大会事先批准。前述报酬事项包括：

《必备条款》第128条

（一）作为公司的董事、监事或高级管理人员的报酬；

（二）作为公司的子公司的董事、监事或高级管理人员的报酬；

（三）为公司及其子公司的管理提供其他服务的报酬；

（四）该董事或者监事因失去职位或退休所获补偿的款项。

除按上述合同外，董事、监事不得因前述事项为其应获取的利益向公司提出诉讼。

第一百四十二条　公司在与公司董事、监事订立的有关报酬事项的合同中应当规定，当公司将被收购时，公司董事、监事在股东大会事先批准的条件下，有权取得因失去职位或退休而获得的补偿或者其他款项。前款所称公司被收购是指下列情况之一：

《必备条款》第129条

（一）任何人向全体股东提出收购要约；

（二）任何人提出收购要约，旨在使要约人成为控股股东。控股股东的定义与本章程第五十四条所称“控股股东”的定义相同。

如果有关董事、监事不遵守本条规定，其收到的任何款项，应当归那些由于接受前述要约而将其股份出售的人所有；该董事、监事应当承担因按比例分发该等款项所产生的费用，该费用不得从该等款项中扣除。

第十五章　　财务会计制度与利润分配

第一百四十三条 公司依照法律、行政法规和国务院财政主管部门制定的中国会计准则的规定，制定本公司的财务会计制度。

《必备条款》第 130 条

第一百四十四条 公司会计年度采用公历日历年制，即每年公历一月一日起至十二月三十一日止为一会计年度。

《必备条款》第 131 条

公司采用人民币为记帐本位币，帐目用中文书写。

公司应当在每一会计年度终了时制作财务报告，并依法经审查验证。

第一百四十五条 公司董事会应当在每次股东年会上，向股东呈交有关法律、行政法规、地方政府及主管部门颁布的规范性文件所规定由公司准备的财务报告。该等报告须经验证。

《必备条款》第 132 条 《上市规则》附录 3 第 5 条

第一百四十六条 公司的财务报告应当在召开股东大会年会的 20 日以前置备于本公司，供股东查阅。公司的每个股东都有权得到本章中所提及的财务报告。

《必备条款》第 133 条

公司至少应当在股东大会年会召开前 21 日将前述报告以邮资已付的邮件寄给每个境外上市外资股股东，受件人地址以股东的名册登记的地址为准。

"证监海函"第 7 条 《上市规则》附录 3 第 5 条

第一百四十七条 公司的财务报表除应当按中国会计准则及法规编制外，还应当按国际或境外上市地会计准则编制。如按两种会计准则编制的财务报表有重要出入，应当在财务报表中加以注明。公司在分配有关会计年度的税后利润时，以前述两种财务报表中税后利润数较少者为准。

《必备条款》第 134 条

第一百四十八条 公司公布或者披露的中期业绩或者财务资料应当按中国会计准则及法规编制，同时按国际或者境外上市地会计准则编制。

《必备条款》第 135 条

第一百四十九条 公司每一会计年度公布两次财务报告，即在一会计年度的前六个月结束后的 60 天内公布中期财务报告，会计年度结束后的120天内公布年度财务报告。

《必备条款》第136条

第一百五十条 公司除法定的会计帐册外，不得另立会计帐册。

《必备条款》第137条

第一百五十一条 公司分配当年税后利润时，应当提取利润的百分之十列入公司法定公积金，并提取利润的百分之五至百分之十列入公司法定公益金。公司法定公积金累计额为公司注册资本的百分之五十以上的，可不再提取。

公司的法定公积金不足以弥补上一年度公司亏损的，在依照前款规定提取法定公积金和法定公益金之前，应当先用当年利润弥补亏损。

公司在从税后利润中提取法定公积金后，经股东会决议，可以提取任意公积金。

公司弥补亏损和提取公积金、法定公益金后所余利润，按照股东持有的股份比例分配。

第一百五十二条 公司未弥补亏损和提取法定公积金、公益金之前，不得分配股利或以红利形式进行其他分配。公司股利不附带任何利息，除非公司没有在公司股利应付日将有关股息派发予股东。

《上市规则》附录3第3条（1）（2）

股东对其在催缴股款前已缴付任何股份的股款均享有利息，惟股东无权就其预缴股款收取在应缴股款日前宣派的股息。

第一百五十三条 资本公积金包括下列款项：

（一）超过股票面额发行所得的溢价款；

（二）国务院财政主管部门规定列入资本公积金的其他收入。

《必备条款》第138条

第一百五十四条 公司的公积金（指法定公积金、任意公积金和资本公积金）仅能用于：弥补公司的亏损，扩大公司生产经营或者转为增加公司资本。

公司经股东大会决议将公积金转为资本时，按股东原有股份比

例派送新股或增加每股面值。但法定公积金转为资本时，所留存的该项公积金不得少于注册资本的百分之二十五。

第一百五十五条 公司提取的法定公益金用于本公司职工的集体福利。

第一百五十六条 公司可以下列形式分配股利：

（一）现金；

（二）股票。

《必备条款》第139条

第一百五十七条 公司向内资股股东支付现金股利和其他款项，以人民币派付。公司向境外上市外资股股东支付现金股利和其他款项，以人民币计价和宣布，以港币支付。公司向境外上市外资股股东支付现金股利和其他款项所需的外币，按国家有关外汇管理的规定办理。

第一百五十八条 除非有关法律、行政法规另有规定，用港币支付现金股利和其他款项的，汇率应采用股利和其他款项宣布当日之前一个公历星期中国人民银行公布的有关外汇的平均卖出价。

第一百五十九条 在符合本章程第五十六条第二款及第九十六条第（十四）项的情况下，董事会可决定分配中期或特别股利。

第一百六十条 公司向股东分配股利时，应当按照中国税法的规定，根据分配的金额代扣并代缴股东股利收入的应纳税金。

第一百六十一条 公司应当为持有境外上市外资股股份的股东委任收款代理人。收款代理人应当代有关股东收取公司就境外上市外资股股份分配的股利及其他应付的款项。

《必备条款》第140条《上市规则》附录13d第1节(c)

公司委任的收款代理人应符合上市地法律或者证券交易所有关规定的要求。

公司委托的在香港上市的境外上市外资股股东的收款代理人应当为依照香港《受托人条例》注册的信托公司。

“证监海函”第8条

第十六章 会计师事务所的聘任

第一百六十二条 公司应当聘用符合国家有关规定的、独立的会计师事务所，审

《必备条款》

计公司的年度财务报告，并审核公司的其他财务报告。 第141条

公司的首任会计师事务所可由创立大会在首次股东大会年会前聘任，该会计师事务所的任期在首次股东大会年会结束时终止。

创立大会不行使前款规定的职权时，由董事会行使该职权。

第一百六十三条 公司聘任会计师事务所的聘期，自公司本次股东年会结束时起至下次股东年会结束时止。 《必备条款》第142条

第一百六十四条 经公司聘用的会计师事务所享有以下权利： 《必备条款》第143条

（一）随时查阅公司的帐簿、记录或凭证，并有权要求公司的董事、经理或者其他高级管理人员提供有关资料和说明；

（二）要求公司采取一切合理措施，从其子公司取得该会计师事务所为履行职务而必需的资料和说明；

（三）出席股东大会，得到任何股东有权收到的会议通知或与会议有 关的其他信息，在任何股东大会上就涉及其作为公司的会计师事务所的事宜发言。

第一百六十五条 如果会计师事务所职位出现空缺，董事会在股东大会召开前，可委任会计师事务所填补该空缺。但在空缺持续期间，公司如有其他在任的会计师事务所，该等会计师事务所仍可行事。 《必备条款》第144条

第一百六十六条 不论会计师事务所与公司订立的合同条款如何规定，股东大会可在任何会计师事务所任期届满前，通过普通决议决定将该会计师事务所解聘。有关会计师事所如有因被解聘而向公司索偿的权利，有关权利不因此而受影响。 《必备条款》第145条

第一百六十七条 会计师事务所的报酬或确定报酬的方式由股东大会决定。由董事会委任的会计师事务所的报酬由董事会确定。 《必备条款》第146条

第一百六十八条 公司聘任、解聘或者不再续聘会计师事务所由股东大会作出决定，并报国务院证券主管机关备案。 《必备条款》第147条

股东大会在拟通过决议，聘任一家非现任的会计师事务所以填补会计师事务所职位的任何空缺，或续聘一家由董事会聘任填补空缺的会计师事务所或者解聘一家任期未届满的会计师事务 “证监海函”第9条 《上市规则》

所时，应当符合下列规定：

附录 13d 第 1 节 e

（一）有关聘或解聘的提案在股东大会会议通知发出之前，应当送给拟聘任的或者拟离任的或者在有关会计年度已离任的会计师事务所。离任包括被解聘、辞聘和退任。

（二）如果即将离任的会计师事务所作出书面陈述，并要求公司将该陈述告知股东，公司除非收到书面陈述过晚，否则应当采取以下措施：

1、在为作出决议而发出的通知上说明将离任的会计师事务所作出了陈述；

2、将该陈述副本作为通知的附件以章程规定的方式送给股东。

（三）公司如果未将有关会计师事务所的陈述按本款（二）项的规定送出，有关会计师事务所可要求该陈述在股东大会上宣读，并可以进一步作出申诉。

（四）离任的会计师事务所有权出席以下的会议：

1、其任期应到期的股东大会；

2、为填补因其被解聘而出现空缺的股东大会；

3、因其主动辞聘而召集的股东大会。

离任的会计师事务所有权收到前述会议的所有通知或者与会议有关的其他信息，并在前述会议上就涉及其作为公司前任会计师事务所的事宜发言。

第一百六十九条 公司解聘或不再续聘会计师事务所，应当事先通知会计师事务所，会计师事务所有权向股东大会陈述意见。会计师事务所提出辞聘的，应当向股东大会说明有无不当情事。

《必备条款》第 148 条

会计师事务所可以用把辞聘书面通知置于公司住所的方式辞去其职务。通知在其置于公司住所之日或者通知内注明的较迟的日期生效。该通知应当包括下列陈述：

1、 认为其辞聘并不涉及任何应该向公司股东或债权人交代情况的声明；或者

2、 任何该等应当交代情况的陈述。

“证监海函”第 10 条
《上市规则》附录 13d 第 1 节 e

公司收到前款所指的书面通知的 14 日内，应当将该通知复印件送出给有关主管机关。如果通知载有前款 2 项提及的陈述，公司还应当将前述副本备置于公司供股东查阅，并将前述副本以邮资已付的邮件寄给每个境外上市外资股股东，受件人地址以

股东名册登记的地址为准。

如果会计师事务所的辞聘通知载有任何应当交代情况的陈述，会计师事务所可要求董事会召集临时股东大会，听取其就辞聘有关情况作出的解释。

第十七章　公司的合并与分立

第一百七十条 公司合并或者分立，应当由公司董事会提出方案，按公司章程规定的程序通过后，依法办理有关审批手续。反对公司合并、分立方案的股东，有权要求公司或者同意公司合并、分立方案的股东，以公平价格购买其股份。

《必备条款》第149条

公司合并、分立决议的内容应作成专门文件，供股东查阅。对境外上市外资股股东还应当以邮件方式送达。

第一百七十一条 公司合并可以采取吸收合并和新设合并两种形式。

《必备条款》第150条

公司合并，应当由合并各方签订合并协议，并编制资产负债表及财产清单。公司应当自作出合并决议之日起10日内通知债权人，并于30日内在报纸上至少公告三次。

公司合并后，合并各方的债权、债务，由合并后存续的公司或者新设的公司承继。

第一百七十二条 公司分立，其财产应当作相应的分割。

《必备条款》第151条
《上市规则》附录3第7(1)条

公司分立，应当由分立各方签订分立协议，并编制资产负债表及财产清单。公司应当自作出分立决议之日起10日内通知债权人，并于30日内在报纸上至少公告三次。

公司分立前的债务按所达成的协议由分立后的公司承担。

第一百七十三条 公司合并或者分立，登记事项发生变更的，应当依法向公司登记机关办理变更登记；公司解散的，依法办理公司注销登记；设立新公司的，依法办理公司设立登记。

《必备条款》第152条

第十八章　公司解散和清算

第一百七十四条 公司有下列情形之一的，应当解散并依法进行清算：

《必备条款》第153条

（一）股东大会决议解散；

（二）因公司合并或者分立需要解散；

（三）公司因不能清偿到期债务被依法宣告破产；

（四）公司违反法律、行政法规被依法责令关闭。

第一百七十五条 公司因前条第（一）项规定解散的，应当在15日之内成立清算组，并由股东大会以普通决议的方式确定其人选；逾期不成立清算组进行清算的，债权人可以申请人民法院指定有关人员组成清算组，进行清算。

《必备条款》第154条

公司因前条第（三）项规定解散的，由人民法院依照有关法律的规定，组织股东、有关机关及有关专业人员成立清算组，进行清算。

公司因前条第（四）项规定解散的，由有关主管机关组织股东、有关机关及有关专业人员成立清算组，进行清算。

第一百七十六条 如董事会决定公司进行清算（因公司宣告破产而清算的除外），应当在为此召集的股东大会的通知中，声明董事会对公司的状况已经做了全面的调查，并认为公司可以在清算开始后12个月内全部清偿公司债务。

《必备条款》第155条

股东大会进行清算的决议通过之后，公司董事会的职权立即终止。

清算组应当遵循股东大会的指示，每年至少向股东大会报告一次清算组的收入和支出，公司的业务和清算的进展，并在清算结束时向股东大会作最后报告。

第一百七十七条 清算组应当自成立之日起10日内通知债权人，并于60日内在报纸上至少公告三次。清算组应当对债权进行登记。

《必备条款》第156条

第一百七十八条 清算组在清算期间行使下列职权：

《必备条款》第157条

（一）清理公司财产，分别编制资产负债表和财产清单；

（二）通知或者公告债权人；

（三）处理与清算有关的公司未了结的业务；

（四）清缴所欠税款；
（五）清理债权、债务；
（六）处理公司清偿债务后的剩余财产；
（七）代表公司参与民事诉讼活动。

第一百七十九条 清算组在清理公司财产、编制资产负债表和财产清单后，应当制定清算方案，并报股东大会或者有关主管机关确认。 《必备条款》第158条

在优先支付清算费用后，公司财产按下列顺序清偿：(i)公司职工工资和劳动保险费用；(ii)所欠税款；(iii)银行贷款，公司债券及其他公司债务。

公司财产按前款规定清偿后的剩余财产，由公司股东按其持有股份的种类和比例依下列顺序进行分配：
（一）如有优先股，则先按优先股股面值对优先股股东进行分配；如不能足额偿还优先股股金时，按各优先股股东所持比例分配；
（二）按各普通股股东的股份比例进行分配。

清算期间，公司不得开展新的经营活动。

第一百八十条 因公司解散而清算，清算组在清理公司财产、编制资产负债表和财产清单后，发现公司财产不足清偿债务的，应当立即向人民法院申请宣告破产。 《必备条款》第159条

公司经人民法院裁定宣告破产后，清算组应当将清算事务移交给人民法院。

第一百八十一条 公司清算结束后，清算组应当制作清算报告以及清算期内收支报表和财务帐册，经中国注册会计师验证后，报股东大会或者有关主管机关确认。 《必备条款》第160条

清算组应当自股东大会或有关主管机关确认之日起30日内，将前述文件报送公司登记机关，申请注销公司登记，公告公司终止。

第十九章 公司章程的修订程序

第一百八十二条 公司根据法律、行政法规及公司章程的规定，可以修改公司章程。

《必备条款》第161条

第一百八十三条 除公司章程第六十条及第八十条规定外，修改公司章程，应按下列程序：

（1）由董事会依本章程通过决议，拟定章程修改方案或由股东提出修改章程议案；

（2）将修改方案通知股东，并召集股东大会进行表决；

（3）提交股东大会表决的修改内容应以特别决议通过。

第一百八十四条 公司章程的修改，涉及《必备条款》内容的，经国务院授权的公司审批部门批准后生效。

《必备条款》第162条

第一百八十五条 公司章程的修改，涉及公司登记事项的，应当依法办理变更登记。

第二十章 通知

第一百八十六条 除本章程另有规定外，公司发给境外上市外资股股东的通知、资料或书面声明，必须根据每一境外上市外资股股东的注册地址，由专人或以预付邮资函件方式送达。

《上市规则》附录3第7(3)条

第一百八十七条 通知以邮递方式送交时，只须清楚地写明地址、预付邮资，并将通知放置信封内，而包含该通知的信封投入邮箱内即视为发出，并在发出48小时后，视为已收悉。

第二十一章 争议的解决

第一百八十八条 本公司遵从下述争议解决规则：

（一）凡境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事、经理或者其他高级管理人员之间，境外上市外资股股东与内资股股东之间，基于公司章程、《公司法》及其他有关法律、行政法规所规定的权利义务发生的与公司事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。

《必备条款》第163条 "证监海函"第11条

前述争议或者权利主张提交仲裁时，应当是全部权利主

张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为公司或公司股东、董事、监事、经理或者其他高级管理人员，应当服从仲裁。有关股东界定、股东名册的争议，可以不用仲裁方式解决。

（二）申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。申请仲裁者将争议或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。

如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。

（三）以仲裁方式解决因（一）项所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。

（四）仲裁机构作出的裁决是终局裁决，对各方均具有约束力。

第二十二章　附则

第一百八十九条　本章程中关于刊登公告之报刊，应为国家有关法律、行政法规所指定或要求的报刊。如根据本章程的规定应向境外上市外资股股东发出公告，则有关公告同时应根据香港联交所上市规则所定义之“报刊刊登”刊登在该上市规则指定的报刊上。

第一百九十条　本章程的解释权属于公司董事会，修改权属于股东大会。

第一百九十一条　本章程用中文书写。如本章程的中文文本与任何其他语言的翻译文本有不一致之处，概以中文文本为准。

第一百九十二条　本章程中所称“会计师事务所”的含义与“核数师”相同。

《必备条款》
第165条